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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 FORM 8-A/A-2


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 2


                             Frontier Corporation
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            (Exact name of registrant as specified in its charter)


              New York                        No. 16-0613330
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(State of incorporation or organization)      (IRS Employer
                                              Identification No.)

     180 South Clinton Avenue
     Rochester, New York                      14646-0700
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(Address of principal executive offices)      (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [_]

Securities Act registration statement file number to which this form relates:

---------------
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:



     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     -------------------                ------------------------------

 Preferred Share Purchase Rights        New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                 None
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                               (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered

     On March 16, 1999 Frontier Corporation (the "Company"), Global Crossing Ltd., a Bermuda company ("Parent"), GCF Acquisition Corp., a New York corporation ("Merger Sub"), entered into an Agreement and Plan of Merger, (the "Merger Agreement").

     In connection with the Merger Agreement, the Company executed Amendment No. 1 (the "Rights Amendment") to the Rights Agreement, dated as of April 9, 1995, between the Company and Bank Boston, N.A. (f/k/a The First National Bank of Boston), as rights agent (the "Rights Agreement"). The Rights Amendment provides that neither Parent nor any of its Affiliates or Associates shall be deemed an "Acquiring Person" and that no "Distribution Date" (as such terms are defined in the Rights Agreement) shall be deemed to have occurred, solely as the result of the execution, delivery or performance of the Merger Agreement or the Stock Option Agreement, dated as of March 16, 1999, between Parent and the Company (the "Stock Option Agreement"), the exercise of the option granted thereby or the consummation of the Merger or the Alternative Merger (as such terms are defined in the Merger Agreement).

     In addition, the Rights Agreement as amended by the Rights Amendment provides that (a) the Rights are exercisable at any time following a Distribution Date until the earliest of (i) the close of business on April 24, 2005, (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement, (iii) the time at which the Rights are exchanged as provided in Section 24 of the Rights Agreement or (iv) immediately prior to the Effective Time (as defined in the Merger Agreement) and (b) upon the Expiration Date (as defined in the Rights Agreement) the Rights shall expire. A summary of the Rights as amended follows.

                               Summary of Rights

     On April 9, 1995, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock"). The dividend was payable on April 24, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Class A Participating Preferred Stock, par value $100 per share, of the Company (the "Preferred Stock") at a price of $80 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following the first date of public announcement by the Company or a person or group of affiliated or associated persons (with certain exceptions as provided in the Rights Agreement, an "Acquiring Person") that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock then outstanding or such earlier date as a majority of the board of directors of the Company shall become aware of the existence of such an event or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the then
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outstanding shares of Common Stock (the earlier of such dates being called the
"Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of the Summary of Rights attached as Exhibit C to the Rights Agreement (the "Summary of Rights").

     Notwithstanding the foregoing, neither Parent nor any of its Affiliates or Associates shall be deemed to be an "Acquiring Person" and no "Distribution Date" shall be deemed to have occurred solely by reason of the approval, execution, delivery or performance of the Merger Agreement or the Stock Option Agreement or the consummation of the transactions contemplated by the Merger Agreement or the Stock Option Agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are exercisable at any time which is both after the Distribution Date and prior to the time (the "Expiration Date") that is the earliest of (i) April 24, 2005 (the "Final Expiration Date") (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement, (iii) the time at which the rights are exchanged as provided in Section 24 of the Rights Agreement and (iv) immediately prior to the Effective Time (as defined in the Merger Agreement), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. Upon the Expiration Date, the Rights will expire.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common
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Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation of the Company, the holders of the Preferred Stock will be entitled to a minimum liquidation preferential payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Rights that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No
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fractional shares of Preferred Stock will be issued (other than fractions of
Preferred Stock which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), subject to adjustment. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner.
After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.  Exhibits
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          (i)  Rights Agreement, dated as of April 9, 1995, between the Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), as rights agent, which includes the form of Amendment of the Restated Certificate of Incorporation of the Company stating the number, designation, relative rights, preferences and limitations of for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock of the Company as Exhibit C. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on April 13, 1995.)

          (ii) Amendment No. 1 to Rights Agreement, dated as of March 16, 1999, between the Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), as rights agent.*

_______________________
* Filed Herewith
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                                 SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              FRONTIER CORPORATION


Dated: March 22, 1999       By: /s/ Martin T. McCue
                                -----------------------------------
                            Name: Martin T. McCue
                            Title: Senior Vice President and
                                   General Counsel
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                                 EXHIBIT INDEX


Exhibit No.                         Description
-----------                         -----------


     1. Rights Agreement, dated as of April 9, 1995, between the Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), as rights agent, which includes the form of Amendment of the Restated Certificate of Incorporation of the Company stating the number, designation, relative rights, preferences and limitations of for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock of the Company as Exhibit C. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on April 13, 1995.

     2. Amendment No. 1 to Rights Agreement, dated as of March 16, 1999, between the Company and the BankBoston, N.A. (f/k/a First National Bank of Boston), as rights agent.